Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 9, 2014

Relating to Preliminary Prospectus Supplement dated June 9, 2014 to Prospectus dated April 10, 2012

Shelf Registration Statement No. 333- 180640

Vornado Realty L.P.

$450,000,000 2.50% Notes due 2019

Pricing Term Sheet

Issuer:	Vornado Realty L.P.

Securities Offered:	2.50 % Notes due 2019

Expected Security Ratings* (Moody’s / Standard & Poor’s Ratings):	Baa2/BBB

Principal Amount:	$450,000,000

Stated Maturity:	June 30, 2019

Trade Date:	June 9, 2014

Settlement Date:	June 16, 2014 (T+5)

Interest Payment Dates:	June 30 and December 30, commencing December 30, 2014

Coupon:	2.50% per annum

Benchmark Treasury:	U.S. Treasury 1.50% due May 31, 2019

Benchmark Treasury Price:	99-4 +

Benchmark Treasury Yield:	1.681%

Spread to Benchmark Treasury:	+ 90 bps

Yield to Maturity:	2.581%

Public Offering Price:	99.619% per note

Net Proceeds:	$445,585,500 (after deducting the underwriting discount and before expenses associated with the transaction)

Redemption at Issuer Option:

We may redeem some or all of the notes at any time and from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the notes being redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of such notes calculated as if the maturity date of such notes was May 30, 2019 (the date that is 30 days prior to the stated maturity date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less accrued but unpaid interest to, but not including, the redemption date; plus, in the case of each of (i) and (ii), accrued but unpaid interest to, but not including, the redemption date.

Notwithstanding the foregoing, if the notes are redeemed on or after May 30, 2019 (the date that is 30 days prior to the stated maturity date), the redemption price will be 100% of the aggregate principal amount of the notes being redeemed plus any accrued but unpaid interest on those notes to, but not including, the redemption date.

CUSIP/ISIN:	929043 AH0 / US929043AH00

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. UBS Securities LLC Barclays Capital Inc. RBS Securities Inc. Wells Fargo Securities, LLC

Senior Co-Managers:

BNY Mellon Capital Markets, LLC

Credit Agricole Corporate and Investment Bank

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

Capital One Securities, Inc.

Drexel Hamilton, LLC

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Santander Investment Securities Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Vornado Realty L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty L.P. has filed with the SEC for more complete information about Vornado Realty L.P. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you can request the prospectus by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and UBS Securities LLC toll-free at 1-877-827-6444, ext 561 3884.